Mail Stop 3561

December 15, 2005

Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

> **RE:** **Electric Moto Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-124012**
> **Amendment Filed: November 8, 2005**

Dear Mr. Schless:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please remove the disclosure relating to penny stock considerations. Such disclosure is not required by Item 501 of Regulation S-B and can be found deeper in the prospectus.

Risk Factors

2. We note your response to our comment 8. Revise your disclosure to update to your latest interim financial statements. Additionally, revise to indicate your amount of working capital as of that date in addition to your disclosure of your cash balance.

Management's Discussion and Analysis or Plan of Operation

Business Strategy, page 9

3. Please update this section as appropriate.

Results of Operations, page 11

4. We note your statement that the gross revenue increase for the six months ended June 30, 2005 was due to your strategy of developing a European distribution network to relieve the officers and employees of sales duties. Please revise to clarify your statement given your earlier statement indicating that you do not currently have a distribution system assembled. Also clarify how this increased your gross revenues.

5. Please revise to indicate the increase in expenses attributable for each category.

Plan of Operations for Next Twelve Months, page 13

6. Update this section as applicable. Specifically address whether the company entered into an agreement with Scorpa. We may have further comment.

Business – Our Company, page 14

7. The statement that you are "leaders" in designing vehicles with the disclosed characteristics appears to be promotional statement. Revise to remove all statements that appear promotional in nature.

History of Our Electric and Hybrid Vehicles, page 17

8. We note the disclosure regarding the history of your electric and hybrid vehicles. The disclosure is confusing because it makes it appear as though you offer bikes other than The Blade T-6 2005. Either remove the disclosure regarding the history or clarify upfront that you only offer The Blade T-6 2005.

Consulting Agreements, page 22

9. We note your response to comment 28 that the agreement with Jeff Knepp is an oral agreement. File a summary of the material terms of the oral agreement with Jeff Knepp as an exhibit to the registration statement.

10. Revise to indicate the number of shares issued to Jeff Knepp as compensation for his consulting services.

Executive Compensation, page 24

11. Please revise the first paragraph, if applicable, to indicate that the table covers the year ended December 31, 2005. Also revise your disclosure in the Options Grants and Aggregated Option Exercises tables to the extent applicable.

12. We note your statement in footnote 1 to the Summary Compensation Table that Schless's salary is $4,000 per month, that to date he has been paid $4,000 and that he is owed $12,000 in accrued salary. Please update this disclosure. It appears to us that Mr. Schless's accrued salary should be greater than $12,000. Please advise or revise.

Selling Stockholders, page 26

13. We note your response to our prior comment 34. Please identify Jeff Knepp as an underwriter.

14. We note your response to our prior comment 35. The shares underlying the convertible options held by Abbie Zands/35216 Yukon, Kenneth Bornstein, Noah Clark, Paul Giarmoleo, Jeff Knepp, Natural Venture, and John and Judith Polli should be reflected in the number of shares of common stock owned prior to the offering.

Financial Statements

Other Regulatory

15. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Part II – Information Not Required in Prospectus

Exhibits

16. We reissue our prior comment 45. The Anslow & Jaclin, LLP legality opinion continues to states that the "shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized and are legally issued, fully paid and non-assessable." We do not understand your statement that the shares underlying the options are currently legally issued. Revise you legality opinion as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard Anslow, Esq.
    (732) 577-1188